Exhibit 99.2

RISK FACTORS

Before making any decision to invest in our securities, you should carefully consider the following risk factors in addition to the other information contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Unless the context indicates otherwise, all references to “we,” “our,” “ours,” and “us” refer to Pinnacle Entertainment, Inc. and its consolidated subsidiaries. If any of the following risks materialize, our business, financial condition and results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR CAPITAL STRUCTURE

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. This competition would intensify if new gaming operations enter our markets or existing competitors expand their operations. Several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. The legalization or authorization of gaming within or near a geographic market area in which any of our properties is located could make it harder for us to attract customers and therefore adversely affect our business and operating results. In particular, our ability to attract customers would be significantly affected by the legalization or expansion of gaming in Alabama, Arkansas, California, Florida, Kentucky, Ohio, Oklahoma or Texas and the development or expansion of Native American casinos in our markets. In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions and federal law favors the expansion of Native American gaming. We expect similar proposals will be made in the future and we cannot assure you that such proposals will not be successful.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on statelicensed casinos, which could provide them with a competitive advantage.

In mid-2003 and in 2004, new Native American casino developments opened in California that compete with the Reno gaming properties, including our Boomtown Reno property. These casino developments are significantly closer to several primary feeder markets than is our Boomtown Reno property. In addition, numerous Native American groups are at various stages of planning new or significantly expanded facilities in the northern California area. Expanded gaming in California has had an adverse impact on the Reno gaming properties and such adverse impact is expected to continue. Boomtown Reno contributed approximately 15.3% of our net revenues in the year ended December 31, 2004. See Item 1, “Description of Business—Current Operations—Boomtown Reno.”

Expanded gaming in Oklahoma and Florida would increase the competition faced by our Boomtown Bossier City and Casino Magic Biloxi properties, respectively. In November 2004, Oklahoma and Florida passed gaming measures that expand the types of gaming machines and games available at racetracks and Native American casinos. In Oklahoma, the gaming measure allows Native American tribes to agree to a model tribal gaming compact that would allow such tribes to offer new electronic gaming machines and some types of card games. Numerous tribes in Oklahoma have entered into such compacts and several more tribes are seeking approval to do so. The same measure permits three racetracks in Oklahoma to install similar gaming machines at their properties. Pursuant to the Florida measure, voters in Broward county approved the installation of slot machines at four racetracks and jai alai frontons. Also, because slot machines are now permitted in Broward, Native American tribes throughout Florida will have the right to negotiate the terms for installing slot machines at Native American casinos.

Many of our competitors are larger and have substantially greater name recognition, marketing resources and access to lower cost sources of financing than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources, name recognition and licensing prospects than such competitors currently enjoy.

We face competition from racetracks that offer slot machines on their properties. We also compete with other forms of legalized gaming and entertainment such as online computer gambling, bingo, pull tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, increases in the popularity of, and competition from, internet lotteries and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business.

The competitive environment facing each of our key properties is discussed in greater detail in Item 1, “Description of Business—Current Operations.”

Many factors, some of which are beyond our control, could prevent us from completing our construction and development projects as planned.

General Construction Risks. Construction and expansion projects for our properties entail significant risks including:

•	shortages of materials, including slot machines or other gaming equipment;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, weather interference, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases or delays in completing the projects;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	disputes with contractors; and

•	construction at our existing properties, which could disrupt our operations.

If we encounter cost overruns and cannot finance the cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate cash flow from operations or other financing is available if at all. We cannot assure you that any project will be completed on time, if at all, or within established budgets. Significant delays or cost overruns on our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources.

The estimated total costs for L’Auberge du Lac Hotel & Casino, our Lake Charles resort development, are $365 million (including capitalized interest and pre-opening costs). Notwithstanding the fact that we have entered into guaranteed maximum price contracts for a substantial portion of the construction costs for this project, due to typical construction uncertainties associated with any project or changes in the design, plans or concepts of such projects, we cannot assure you that our construction costs at L’Auberge will not be higher than the estimated cost of completion. See Item 1, “Description of Business—New Developments and Expansion Plans—L’Auberge du Lac.”

In addition, should we commence construction on either or both of our proposed St. Louis development projects, we would face similar risks. For instance, if we commence development of our St. Louis County proposal, we would need to undertake environmental remediation of the site of the project. We have not begun remediation of the site and the actual amount of the costs may exceed our estimates.

Construction Dependent Upon Available Bank Financing. Our ability to complete L’Auberge and our ability to begin construction of our St. Louis projects is dependent on the availability of a substantial portion of the funds under our amended credit facility. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The availability of funds under our amended credit facility will be, at any time, dependent upon the satisfaction of various financial and operational covenants customary for construction-related financing. Our ability to satisfy these covenants is subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that in the future we will be able to access sufficient borrowings under our amended credit facility to allow us to undertake or complete current or future development projects. If we are unable to access sufficient borrowings under our amended credit facility, we cannot assure you that we will be able to obtain the necessary funds to complete construction on acceptable terms or at all.

Because we are highly leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing.

As of December 31, 2004, we had total indebtedness of approximately $640.5 million (including outstanding indebtedness under our amended credit facility, our 8.25% senior subordinated notes due 2012, our 8.75% senior subordinated notes due 2013, our remaining 9.25% senior subordinated notes due 2007 (all of which subsequently have been refinanced) and other debt) and total shareholders’ equity of approximately $415.2 million. In addition, our amended credit facility provides for an approximately $130.0 million delayed draw term loan facility and a $125.0 million revolving credit facility (under which $115.0 million was undrawn and available as of December 31, 2004), to which we expect to have access, subject to the satisfaction of customary conditions to borrowing.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next twelve months, we cannot assure you that in the future we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our substantial debt and related debt service obligations could have important adverse consequences to us, such as:

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	incurring higher interest expense in the event of increases in interest rates on our borrowings which have variable interest rates;

•	limiting our ability to make investments, dispose of assets or pay cash dividends;

•	heightening our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions, or exploring business opportunities;

•	restricting our activities compared to those of competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, with which a failure to comply could result in an event of default.

We will have the right to incur substantial additional indebtedness in the future. The terms of our amended credit facility and the indentures governing our indebtedness restrict, but do not prohibit us from doing so. If our existing and contemplated levels of indebtedness are further increased, the related risks will increase correspondingly.

Our amended credit facility and indentures impose various customary covenants on us and our subsidiaries, including among others, reporting covenants, covenants to maintain insurance, comply with laws, maintain properties and other covenants customary in senior credit financings and indentures. In addition, our amended credit facility requires that we comply with various restrictive financial covenants, including a fixed charge coverage ratio and debt to operating cash flow ratios, and capital spending limits. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions, and other events beyond our control, including an extended completion delay of L’Auberge. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness, including our amended credit facility and the indentures governing the 8.25% notes and the 8.75% notes, including failure as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our operating results and our financial condition.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our amended credit facility, the 8.25% notes or the 8.75% notes, on attractive terms, commercially reasonable terms or at all particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt. Our future operating performance and our ability to service or refinance the senior subordinated notes and our other debt and to service, extend or refinance our amended credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available to us under our amended credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, if we undertake substantial new developments or facility renovations or consummate significant acquisitions in the future, our cash requirements may increase significantly.

We operate in a highly taxed industry, and may be subject to higher taxes in the future.

In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, sales taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. We cannot assure you that legislatures in jurisdictions in which we operate, or the Federal government, will not enact legislation that increases gaming tax rates. Such increases, if adopted, could have a material adverse effect on our business, financial condition and results of operation.

For a more detailed description of the tax and regulatory environments affecting us, see Exhibit 99.1 to the Annual Report on Form 10-K, “Government Regulations and Gaming Issues.”

The L’Auberge resort development, the proposed St. Louis projects and other capital-intensive projects could strain our financial resources and might not provide for a sufficient return, if any.

Our L’Auberge resort development is scheduled to be opened in Spring of 2005 at a total cost of $365 million (including capitalized interest and pre-opening costs). In addition, the St. Louis authorities selected our proposals in 2004 for the development of an approximately $258 million facility in downtown St. Louis and the development of an approximately $300 million facility in south St. Louis County. We have entered into a redevelopment agreement with the City of St. Louis and a lease and development agreement with the St. Louis County. In September 2004, the Missouri Gaming Commission selected us for priority investigation for licensing in connection with the proposals and, subject to certain conditions, the Missouri Gaming Commission will determine in its discretion whether to issue gaming licenses to us for either or both projects upon the completion of construction of such facilities. In order to build both casinos, we will need to arrange additional financing for such projects beyond our existing resources.

The capital required for these projects will use a substantial part of our currently available cash and borrowing resources. We cannot assure you that any additional financing, if needed, will be available; that, once completed, the revenues generated from our new developments will be sufficient to pay their expenses; or, even if revenues are sufficient to pay expenses, that the projects will yield an adequate return on our significant investments. Our projects may take significantly longer than we expect to generate returns, if any.

We could lose our right to develop L’Auberge, and could lose the right to pursue the St. Louis City and St. Louis County projects, if we fail to meet the conditions imposed by the Louisiana and Missouri Gaming Regulators, respectively.

In October 2001, we were selected by the Louisiana Gaming Control Board to receive the fifteenth and final gaming license to be issued by the Board. Issuance of the gaming license is subject to, among other things, completing L’Auberge within a required deadline. In October 2004, due to record levels of rainfall, we applied for and received from the Board an extension of the deadline to complete construction of L’Auberge to May 12, 2005. In March 2005, the Board approved our request for a further extension to June 13, 2005, to advance the completion deadline beyond the scheduled opening of L’Auberge. We cannot assure you that we will continue to satisfy the conditions that the Board has imposed on the licensure of L’Auberge. In the event that we do not meet or continue to satisfy all of the conditions, the Board may retract their selection of us to receive the gaming license.

Although we have entered into a redevelopment agreement with the City of St. Louis and a lease and development agreement with St. Louis County with respect to the two St. Louis casinos and mixed-use facilities, we cannot assure you that we will complete the projects. We have the right to terminate the lease and development agreement if certain conditions are not satisfied, including the feasibility of remediation of the environmental condition of the St. Louis County site. The City of St. Louis may also terminate the redevelopment agreement and St. Louis County may terminate the St. Louis County lease and development agreement under certain instances. Under both the City of St. Louis redevelopment agreement and the St. Louis County lease and development agreement, if we fail to complete the applicable project in accordance with the terms of the applicable agreement, we will owe monetary penalties and liquidated damages.

In September 2004, one of our subsidiaries was selected by the Missouri Gaming Commission to proceed for licensing for the operation of the casinos to be developed in the City of St. Louis and St. Louis County. The issuance of the operating licenses is subject to, among other requirements, (i) the completion of construction of the facilities and obtaining permits and the necessary land for construction of a road for access to the St. Louis County facilities by certain completion dates, (ii) attaining a fixed charge coverage ratio of at least 2.0x for the period ending September 30, 2005 and maintaining such ratio, (iii) compliance with the statutory requirements regarding riverboat gaming, including the requirement that each casino is located within 1,000 feet of the Missouri River or the Mississippi River and (iv) the suitability of Pinnacle and its key persons as defined by Missouri law. The issuance of the operating licenses is in the discretion of the Missouri Gaming Commission. Although our subsidiary was selected by the Missouri Gaming Commission to proceed for licensing, we cannot assure you that the licenses will ultimately be granted.

On January 12, 2005, the Missouri Gaming Commission unanimously approved the location of the casino portion of our project in the City of St. Louis, finding the site to be within 1,000 feet of the main channel of the Mississippi River. On January 26, 2005, Columbia Sussex, a company that is in the process of attempting to purchase the President casino on the St. Louis Waterfront, and three other plaintiffs, filed a three count petition against the Missouri Gaming Commission and our subsidiary in the circuit court of Cole County, Missouri. The plaintiffs are seeking declaratory and injunctive relief to undo the Missouri Gaming Commission’s approval of the location of the casino portion of our St. Louis City project. The factual allegations for each claim are that the Missouri Gaming Commission could not grant approval to our subsidiary because the project’s gaming floor is not within 1,000 feet of the main channel of the Mississippi River.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities is subject to extensive state and local regulation. The rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission and the Missouri Gaming Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming facilities. However, we cannot assure you that we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions will require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

Pursuant to an agreement we entered into with the Indiana Gaming Commission, the Indiana Gaming Commission may require that we repurchase any shares of our common stock held by our former Chairman. We understand that our former Chairman claims ownership of 322,000 unexercised stock options, which have a weighted average exercise price of approximately $10.60 per share. Our extension of the exercise period of our former Chairman’s options beyond May 2002 was made subject to Indiana Gaming Commission approval. To the extent that he is able to obtain shares of our common stock upon exercise of his options and does not sell them concurrently, the Indiana Gaming Commission could require us to purchase those shares. In December 2004, the former Chairman attempted to exercise options covering an aggregate of 185,000 shares of our common stock and the question of the exercisability of these options is currently the subject of litigation.

Potential changes in the regulatory environment could harm our business.

From time to time, legislators and special interest groups have proposed legislation that would restrict or prevent gaming operations. Any new restriction on or prohibition of our gaming operations could force us to curtail operations and incur significant losses.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up to date slot machine games with the latest technology to our customers. We believe that one company in particular provides a majority of all slot machines sold in the U.S.

We believe that in recent years the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

Inclement weather conditions, natural disasters, highway construction and other factors in the areas in which we operate could disrupt our ability to attract customers to our gaming facilities and could have a material adverse effect on our results of operations and financial condition.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions, particularly hurricanes, flooding, heavy snowfall and other extreme weather conditions, natural disasters or highway construction can deter our customers from traveling or make it difficult for them to frequent our properties. Hurricanes are common to the areas in which our Louisiana and Mississippi casinos are located. For example, in September 2004 we were forced to close our Boomtown New Orleans and Casino Magic Biloxi properties for three days due to hurricane activity, which also caused widespread damage in key feeder markets to our Biloxi property, including a 19-day closure of a portion of Interstate 10, the principal highway leading to Biloxi. Although Casino Magic Biloxi did not incur any significant property damage, the closure of the property negatively affected its quarterly operating results. In addition, in January 2005, flooding of the Ohio River resulted in the closure of the riverboat casino portion of Belterra Casino Resort for approximately one day and snowstorms caused closures and delays on Interstate 80 reducing traffic counts near Boomtown Reno.

While any business interruption insurance we might carry could provide some coverage for losses resulting from adverse weather conditions, we cannot assure you that such insurance will be available in the future or that the proceeds from any claim will be sufficient to compensate us if one or more of our casinos experiences a closure. For example, due to their short duration, the closures of our Boomtown New Orleans and Casino Magic Biloxi properties in September 2004 will not be covered by business interruption insurance. In addition, if any of our properties were to experience prolonged adverse weather conditions or prolonged disruption due to natural disasters or highway construction, or if several of our properties were to simultaneously experience such events, our results of operations and financial condition could be materially adversely affected.

Our dockside gaming facilities in Indiana, Louisiana and Mississippi, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are subject to risks in addition to those associated with land-based casinos. Although none of our vessels leave their moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions.

The loss of management and other key personnel could significantly harm our business.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior management team, including Daniel R. Lee, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with Mr. Lee and certain of our other senior managers, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified senior management personnel.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our gaming operations.

We regularly experience significant quarterly and annual fluctuations in operating results.

We experience significant fluctuations in our quarterly and annual operating results due to seasonality and other factors. Historically, the summer months are our strongest period and the winter months are our slowest period.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

We are, from time to time, during the normal course of operating our businesses, subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse impact on our financial position. In addition, because we cannot predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. We do not have environmental liability insurance, and a material fine or penalty, severe operational or development restriction, or imposition of material remediation costs could adversely affect our business.

In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. A general downturn in economic conditions and changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot predict the extent to which such events may continue to affect us, directly or indirectly, in the future. An extended period of reduced discretionary spending and/or disruptions or declines in travel could significantly harm our operations.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general or regional economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services we offer, thus imposing practical limits on pricing and harming our operations.

Also, the terrorist attacks of September 11, 2001 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.